Profit and Loss



Hope's Caramels

Date Range: Jan 01, 2022 to Dec 31, 2022

ACCOUNTS	Jan 01, 2022 to Dec 31, 2022
Income	
Interest Income	$0.02
Sales Discounts	-$18.75
Sales_DE_Other Income	$2,726.80
Sales_Retail_DE	$94,524.13
Sales_Retail_PA	$25,437.12
Sales_Wholesale_DE	$8,152.40
Sales_Wholesale_PA	$12,155.76
Total Income	**$142,977.48**
Cost of Goods Sold	
Freight & Shipping Costs	$8,183.16
Purchases_Consumables	$5,480.53
Purchases_Ingredients	$19,228.57
Purchases_Other	$1,261.41
Total Cost of Goods Sold	**$34,153.67**



Gross Profit	**$108,823.81**
As a percentage of Total Income	76.11%

Operating Expenses

Advertising & Promotion	$3,395.74
Bank Service Charges	$118.83
Charitable Contributions Expense	$5,203.15
Computer	$2,502.54
Contractors	$1,136.00
Depreciation Expense	$14,296.00
Insurance Expense - Business	$2,140.14
Legal and Professional Expense	$1,219.00
Market Fees	$4,696.00
Meals and Entertainment	$267.30
Merchant Account Fees	$4,700.49
Office Supplies	$1,417.18
Payroll Employer Taxes	$1,778.32
Payroll – Salary & Wages	$9,916.55
Professional Development	$646.54
Rent Expense	$16,156.27
Repairs & Maintenance	$54.84
Taxes – Corporate Tax	$530.00
Travel Expense	$152.03
Vehicle	$2,153.00
Total Operating Expenses	**$72,479.92**



Net Profit	$36,343.89
As a percentage of Total Income	25.42%



Balance Sheet

Hope's Caramels

As of Dec 31, 2022



ACCOUNTS	Dec 31, 2022
Assets	
Total Cash and Bank	$6,944.00
Total Other Current Assets	$5,740.00
Total Long-term Assets	$6,375.96
Total Assets	**$19,059.96**
Liabilities	
Total Current Liabilities	-$1,201.25
Total Long-term Liabilities	$10,550.00
Total Liabilities	**$9,348.75**
Equity	
Total Other Equity	-$89,083.74
Total Retained Earnings	$98,794.95
Total Equity	**$9,711.21**



Cash Flow

Hope's Caramels

Date Range: Jan 01, 2022 to Dec 31, 2022



CASH INFLOW AND OUTFLOW	Jan 01, 2022 to Dec 31, 2022
Operating Activities	
Sales	$138,717.21
Purchases	-$79,506.72
Payroll	-$12,830.87
Net Cash from Operating Activities	**$46,379.62**
Investing Activities	
Property, Plant, Equipment	-$1,000.00
Net Cash from Investing Activities	**-$1,000.00**
Financing Activities	
Loans and Lines of Credit	-$50.00
Owners and Shareholders	-$42,486.33
Net Cash from Financing Activities	**-$42,536.33**

OVERVIEW

Starting Balance	**$4,100.71** As of 2022-01-01
Gross Cash Inflow	$143,205.40
Gross Cash Outflow	$140,362.11
Net Cash Change	**$2,843.29**
Ending Balance	**$6,944.00** As of 2022-12-31

